QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

COLLINS INDUSTRIES, INC.
(Name of Subject Company)

COLLINS INDUSTRIES, INC.
(Name of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

194858106
(CUSIP Number of Class of Securities)

Mr. Donald Lynn Collins
President and Chief Executive Officer
15 Compound Drive
Hutchinson, Kansas 67502-4349
(620) 663-5551
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Bidder)

Copies to:
 Gary D. Gilson, Esq.
Blackwell Sanders Peper Martin LLP
Two Pershing Square
2300 Main Street, Suite 1000
Kansas City, Missouri 64108
(816) 983-8000

CALCULATION OF FILING FEE

Transaction Valuation* $4,950,000	Amount of Filing Fee $400.45

*
Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,100,000 shares of Common Stock, par value $.10 per share, at the maximum tender offer price of $4.50 per share in cash.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
  ☐
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO relates to an issuer tender offer by Collins Industries, Inc., a Missouri corporation, to purchase up to 1,100,000 shares, or such lesser number of shares as are properly tendered, of its common stock, par value $0.10 per share. The Company is offering to purchase these shares at a price not greater than $4.50 nor less than $3.60 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. The Company's tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 10, 2003 and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Tender Offer Statement is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth in the Offer to Purchase under the section captioned "Summary" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a)
The issuer of the securities to which this Schedule TO relates is Collins Industries, Inc., a Missouri corporation (the "Company"), and the address of its principal executive office and its mailing address is 15 Compound Drive, Hutchinson, Kansas 67502-4349, telephone (620) 663-5551.

(b)
This Schedule TO relates to the offer by the Company to purchase up to 1,100,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $0.10 per share (the "Shares"), 7,249,188 of which Shares were outstanding as of October 9, 2003.

(c)
The information set forth in "Summary" and "Section 8.—Price Range of Shares; Dividend, Other Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

(a)
The Filing Person to which this Schedule TO relates is the subject company. For information regarding the subject company, see Item 2(a) above.

(b)
The business address of each of the Company's directors and executive officers is 15 Compound Drive, Hutchinson, Kansas 67502-4349. The names and titles are set forth below:

  Don L. Collins, Chairman of the Board, Director
  Donald Lynn Collins, President, Chief Executive Officer, Director
  Don S. Peters, Director
  Arch G. Gothard III, Director
  William R. Patterson, Director
  Terry L. Clark, Executive Vice President of Operations
  Larry W. Sayre, Vice President of Finance and Chief Financial Officer
  Rodney T. Nash, Vice President of Engineering
  Kent E. Tyler, Vice President of Marketing

ITEM 4.    TERMS OF THE TRANSACTION.

(a)
The information set forth in "Summary" and "Section 1.—Number of Shares; Price; Priority of Purchase," "Section 3.—Procedures for Tendering Shares," "Section 4.—Withdrawal Rights," "Section 9.—Source and Amount of Funds," "Section 11.—Information About Our Shares; Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares," "Section 12.—Effects of Our Offer on the Market for Shares; Registration under the Exchange Act" and "Section 15.—Extension of Our Offer; Termination; Amendment" of the Offer to Purchase is incorporated herein by reference.

(b)
The Company's directors, executive officers, and affiliates are entitled to participate in the offer on the same basis as all other shareholders. The Company sponsors a tax-qualified retirement plan known as the Collins Industries, Inc. Restated Tax Deferred Savings Plan (the "Plan"). The Plan holds shares of the Company's common stock and the Plan Trustee is entitled to participate in the offer on the same basis as all other shareholders. The Plan Trustee will pass through to participants the right to direct the Trustee with respect to all vested shares credited to participant accounts. Non-vested shares held by the Plan Trustee will not be tendered. The Company is not aware of whether any participants in the Plan will direct the Trustee to tender any of their vested shares in the Plan for purchase by the Company. Participants will not be allowed to withdraw a direction to tender shares after they have directed the trustee to tender their shares. The information set forth in "Section 4.—Procedures for Tendering Shares" and "Section 11.—Information About Our Shares; Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)
The information set forth in "Section 8.—Price Range of Shares; Dividends; Other Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)-(c)	The information set forth in "Section 2.—Purpose of and Reasons for the Offer" and "Section 11.—Information About Our Shares; Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)
The information set forth in "Section 9.—Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

(b)
The information set forth in "Section 7.—Conditions of Our Offer" and "Section 10.—Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

(d)
The information set forth in "Section 9.—Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b)	The information set forth in "Section 11.—Information About Our Shares; Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)
The information set forth in "Section 16.—Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

(a)-(c)	Not applicable.

2

ITEM 11.    ADDITIONAL INFORMATION.

(a)
The information set forth in "Section 11.—Information About Our Shares; Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 12.    EXHIBITS.

(a)(1)	Form of Offer to Purchase, dated October 10, 2003.
(a)(2)	Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).
(a)(3)	Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.
(a)(6)	Form of Memorandum to Restated Tax Deferred Savings Plan Participants and Election Form.
(a)(7)	Form of Letter to Shareholders of Company, dated October 10, 2003, from Donald Lynn Collins, President and Chief Executive Officer of the Company.
(a)(8)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(9)	Press Release issued by the Company, dated October 10, 2003.
(b)(1)
Loan and Security Agreement, dated as of May 17, 2002, by and between Collins Industries, Inc. and Fleet Capital Corporation (incorporated herein by reference to Exhibit 10.1 to the Registrant's Report on Form 10-Q for the quarterly period ended July 31, 2002).
(b)(2)
Amendment No. 1 to Loan and Security Agreement, dated May 17, 2002 (incorporated herein by reference to Exhibit 10.9 to the Registrant's Report on Form 10-K for the annual period ended October 31, 2002).
(b)(3)	Amendment No. 2 to Loan and Security Agreement, dated December 31, 2002.
(b)(4)	Amendment No. 3 to Loan and Security Agreement, dated October 9, 2003.
(d)
Not applicable.

(g)
Not applicable.

(h)
Not applicable.

        [Remainder of this page intentionally left blank; signature page follows]

3

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2003

COLLINS INDUSTRIES, INC.
By:	/s/ DONALD LYNN COLLINS Donald Lynn Collins, President and Chief Executive Officer

4

QuickLinks

SIGNATURES